File No. 70-9967

As filed with the Securities and Exchange Commission on December 20, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 6
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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DOMINION RESOURCES, INC.
120 Tredegar Street
Richmond, VA 23219

(a registered holding company and
the parent of the other parties)

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DOMINION ENERGY, INC.
ELWOOD ENERGY, LLC
DOMINION RESERVES, INC.
DOMINION OHIO ES, INC.
DOMINION RESOURCES SERVICES, INC.
DOMINION ALLIANCE HOLDING, INC.
ELWOOD II HOLDINGS, LLC
ELWOOD III HOLDINGS, LLC
KINCAID GENERATION, LLC
DT SERVICES, INC.
DOMINION METERING SERVICES, INC.
DOMINION ENERGY TECHNOLOGIES, INC.
CONSOLIDATED NATURAL GAS COMPANY
CNG INTERNATIONAL CORPORATION
DOMINION IROQUOIS, INC.
CNG PIPELINE COMPANY
CNG POWER SERVICES CORPORATION
DOMINION EXPLORATION & PRODUCTION, INC.
DOMINION PRODUCTS AND SERVICES, INC.
DOMINION RETAIL, INC.
DOMINION FIELD SERVICES, INC.
DOMINION TRANSMISSION, INC.
THE EAST OHIO GAS COMPANY
HOPE GAS, INC.
THE PEOPLES NATURAL GAS COMPANY
CNG MAIN PASS GAS GATHERING CORPORATION
CNG OIL GATHERING CORPORATION
DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.
DOMINION GREENBRIER, INC.
DOMINION NATURAL GAS STORAGE, INC.
DOMINION TECHNICAL SOLUTIONS, INC.

James F. Stutts
Vice President and General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

(Name and address of agent for service)

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The Commission is also requested to send copies
of any communication in connection with this matter to:

Sharon L. Burr, Esq.
Senior Counsel
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

John D. McLanahan, Esq.
Troutman Sanders
600 Peachtree Street, NE
Suite 5200
Atlanta, GA 30308-2216

File No. 70-9967

AMENDMENT NO. 6
TO
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR APPROVAL OF
DOMINION MONEY POOL

Amendment No. 5 to the foregoing Application/Declaration is hereby amended and restated to read in its entirety as follows:

Item 1. Description of Proposed Transactions.

This Application-Declaration of Dominion Resources, Inc. ("DRI"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), seeks authority for the formation and operation of a money pool for itself and certain of its subsidiaries, as listed immediately below ("Subsidiaries").

Name of Subsidiary	Type of Company
Dominion Energy, Inc.	Intermediate Holding Co. - Non-Utility Power Production and Oil & Gas Development
Elwood Energy, LLC	EWG
Dominion Reserves, Inc.	Intermediate Holding Co. - Oil & Gas Development
Dominion Ohio ES, Inc.	Rule 58
Dominion Resources Services, Inc.	Service Company
Dominion Alliance Holding, Inc.	Rule 58
Elwood II Holdings, LLC	Rule 58
Elwood III Holdings, LLC	Rule 58
Kincaid Generation, LLC	EWG
DT Services, Inc.	Rule 58
Dominion Metering Services, Inc.	Rule 58
Dominion Energy Technologies, Inc.	Rule 58
Consolidated Natural Gas Company	Registered Holding Company
CNG International Corporation	Intermediate Holding Co. - investments outside U.S.
Dominion Iroquois, Inc.	Intermediate Holding Co.
CNG Pipeline Company	Intermediate Holding Co. - gas pipeline interest
CNG Power Services Corporation	EWG
Dominion Exploration & Production, Inc.	Oil & gas exploration/production
Dominion Products and Services, Inc.	Marketing of energy related services
Dominion Retail, Inc.	Energy Marketing
Dominion Field Services, Inc.	Gas Storage
Dominion Transmission, Inc.	Gas Transmission
The East Ohio Gas Company	Gas Public Utility Company
Hope Gas, Inc.	Gas Public Utility Company
The Peoples Natural Gas Company	Gas Public Utility Company
CNG Main Pass Gas Gathering Corporation	Intermediate Holding Co.-gas gathering
CNG Oil Gathering Corporation	Intermediate Holding Co. - oil gathering
Dominion Oklahoma Texas Exploration & Production, Inc.	Rule 58
Dominion Greenbrier, Inc.	Rule 58
Dominion Natural Gas Storage, Inc.	Rule 58
Dominion Technical Solutions, Inc.	Rule 58

The Subsidiaries consist of both DRI subsidiaries that are not subsidiaries of Consolidated Natural Gas Company ("CNG"), a registered holding company that is a wholly-owned subsidiary of DRI, and subsidiaries of CNG, most of which are currently participants in the Consolidated Natural Gas System Money Pool ("CNG Money Pool"). All references herein to a public utility company mean a "public-utility company" as defined in Section 2(a)(5) of the Act. The participating Subsidiaries do not include Virginia Electric and Power Company, which has a credit rating as good as or better than DRI. On January 28, 2000, CNG was acquired by DRI through a merger ("Merger") approved by the Securities and Exchange Commission (the "Commission") on December 15, 1999, HCAR No. 27113 (the "Merger Order"). Management of DRI and its subsidiaries have been integrating operations and financing activities of DRI and CNG subsequent to the Merger.

By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13, 1991 (HCAR No. 25311), April 8, 1994 (HCAR No. 26021), and July 18, 1997 (HCAR No. 26742), the Commission permitted the application-declaration of CNG and its subsidiaries to become effective, thereby authorizing the establishment of the CNG Money Pool. By order dated December 15, 1999 (HCAR No. 27112), CNG is authorized to maintain the CNG Money Pool through January 28, 2003. Consolidated Natural Gas Service Company, Inc. ("CNG Services") until January 1, 2001 both administered and participated in the CNG Money Pool. The CNG Money Pool, subsequent to the merger of CNG Services into Dominion Resources Services, Inc. ("DRI Services") on January 1, 2001, is now administered by DRI Services. After satisfaction of the borrowing needs of the CNG subsidiary companies authorized to participate in the CNG Money Pool, DRI Services, as agent for the pool, invests excess funds and allocates the earnings among those participant companies providing such excess funds.

DRI now seeks to form and operate through December 31, 2005 a Dominion Resources system money pool ("DRI Money Pool") in which DRI and the Subsidiaries would participate. The CNG Money Pool would be terminated after issuance by the Commission of an order authorizing the DRI Money Pool. Additional subsidiaries of DRI may become participants in the DRI Money Pool through post-effective amendment filings. Accordingly DRI requests the Commission to reserve jurisdiction over the addition of any new company to the DRI Money Pool.

Participants will invest their surplus funds in the DRI Money Pool, and the DRI Subsidiaries will borrow funds from the DRI Money Pool, provided that, with respect to each of the CNG utility companies (The East Ohio Gas Company, Hope Gas, Inc. and The Peoples Natural Gas Company), outstanding borrowings from the DRI Money Pool shall not exceed $750 million at any one time. Money Pool borrowings by the DRI Subsidiaries are generally exempt transactions under Rule 52 promulgated under the Act.1

_________________

1 Transactions by The East Ohio Gas Company with the DRI Money Pool would not be covered by Rule 52 since the Public Utilities Commission of Ohio has no jurisdiction over financing transactions involving borrowings which can be repaid in less than a year. Therefore, the requirement that Rule 52 issuance of securities by utility companies be backed by an approving order of a state utility commission cannot be met in the case of The East Ohio Gas Company. The Public Utility Commission of Pennsylvania, in the case of The Peoples Natural Gas Company and the Public Service Commission of West Virginia, in the case of Hope Gas, Inc., have approved those respective companies' participation in the DRI Money Pool (Exhibits D-1.2 and D-2.2, respectively).

DRI and CNG will not borrow from the DRI Money Pool, but may be the ultimate providers of funds to the DRI Money Pool as needed. DRI will obtain the funds to invest in the DRI Money Pool (i) from internally generated funds, (ii) under Commission orders dated December 15, 1999 or May 24, 2001 (HCAR Nos. 27112 and 27406, respectively), and/or (iii) any other current financing authorizations or exemptions that may be available to DRI. DRI Services will administer the DRI Money Pool on an "at cost" basis. CNG will obtain funds to invest in the DRI Money Pool from internally generated funds. In providing funds to DRI Money Pool participants, DRI and CNG will give preference to the needs of the public utility company participants. No loan agreement for external funds obtained by DRI for the DRI Money Pool will contain any cross-default or other provisions that would negate the preceding representation of preference to the needs of the public utility company participants. DRI will report any default under any such external loan agreement within ten (10) days of the occurrence thereof in a filing with the Commission under File No. 70-9967. The filing will describe how the default under the loan agreement will not change the preceding of preference to the needs of the public utility company participants.

Funds in the DRI Money Pool will be held in two separate accounts - one for public utility company participants ("Account A") and another for the participants which are not public utility companies ("Account B"). Account A funds will not be loaned to non-public utility company participants. Account B funds may be loaned to public utility company participants provided that the interest charged is not greater than that pursuant to which such borrowing public utility company participant could borrow from sources other than the DRI Money Pool. A list of the Account A and Account B participants is filed herewith as Exhibit A-1.

For each of Account A and Account B participants, respectively, DRI Services will maintain a record reflecting such participant's daily balance. The record will indicate the amount of the participant's lending, investment or borrowing balance, as the case may be, as well as the participant's share of interest and investment income and interest owed, if any.

The purpose of the DRI Money Pool would be similar to that of the CNG Money Pool, that is to provide the DRI Subsidiary participants with internal and external funds and to invest surplus funds of DRI and the Subsidiaries in short-term money market instruments. The DRI Money Pool will offer the DRI Subsidiaries lower short-term borrowing costs due to the elimination of banking fees, a mechanism to earn a higher return on interest from surplus funds that are loaned to other DRI Subsidiaries, and decreased reliance on external funding sources.

Proceeds of any short-term borrowings from the DRI Money Pool by the DRI Subsidiaries may be used (i) for the interim financing of construction and capital expenditure programs, (ii) for working capital needs, (iii) for the repayment or refinancing of debt, (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, (v) to otherwise finance the borrower's own business, and (vi) for other lawful general purposes.

The daily interest rate on loans from the DRI Money Pool and on all deposits of cash in the money pool will equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are outstanding on the date of any outstanding loan , then the interest rate will be the Federal Funds'

effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the rate on the prior business day.

Funds not required by the DRI Money Pool to make loans to participants or to repay borrowings incurred to provide funds to participants would ordinarily be invested in one or more short-term investments including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, (ii) commercial paper, (iii) certificates of deposits, (iv) bankers' acceptances, (v) repurchase agreements, (vi) tax exempt notes, and (vii) other investments that are permitted by Section 9(c) of the Act and Rule 40.

The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the DRI Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the DRI Money Pool.

Each participant receiving a loan through the DRI Money Pool would be required to repay the principal amount of the loan, together with all interest accrued thereon, on demand. Interest on outstanding loans would be paid to the DRI Money Pool monthly. All loans made through the DRI Money Pool could be repaid by the borrower without premium or penalty.

All terms and conditions governing the operations of, and the participation by DRI and the Subsidiaries in the DRI Money Pool will be contained in a written agreement. A substantial form of this agreement is filed as Exhibit A-2.

DRI currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2002, DRI's "aggregate investment", as defined in Rule 53(a)(1), in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), was approximately $2,967.4 million (of which approximately $2,959.1 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI 's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c). At September 30, 2002, DRI's "average consolidated retained earnings" were $1,102.3 million.

See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c) Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI system.

In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

(i) The DRI system maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii) No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

(iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

(iv) Neither DRI nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI system, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for all quarterly periods ending March 31, 2000 through September 30, 2002. DRI's EWG and FUCO investments also were profitable for the period from December 31, 2001 through September 30, 2002. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of September 30, 2002, the consolidated capitalization ratios of DRI, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of September 30, 2002
%
Common shareholders' equity	34.8
Preferred stock	5.9
Long-term and short-term debt	59.3
100

DRI's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,420 million as of September 30, 2002 and grew from $922 million as of December 31, 2001 to $1,420 million as of September 30, 2002. DRI's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $1,461.8 million in revenues from March 31, 2000 through September 30, 2002, and net income of $362.3 million for the same period. DRI's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to September 30, 2002 were $555.1 million and $78.7 million, respectively. Accordingly, since the date of the Rule 53 (c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

It is requested that Rule 24 Certificates of Notification for DRI Money Pool transactions be filed on a calendar quarterly basis as part of the quarterly Rule 24 filings reporting on other system financing transactions made by DRI under File Nos. 70-9517, 70-9555 and 70-9679. Such combined filings of financings would save the cost of separate filings and obviate the need to look in separate places for reporting on system-wide financial transactions of a similar nature. The Rule 24 filing will include the following information with respect to DRI Money Pool transactions:

1.) The maximum outstanding amount of all borrowings under or investments in the DRI Money Pool by each Account A and each Account B participant during the quarter and the rate or range of rates charged on DRI Money Pool borrowings and paid on DRI Money Pool investments during the quarter.

2.) The maximum outstanding amount of all borrowings under the DRI Money Pool by each Account A participant from Account B participants during the quarter and the rate or range of rates charged on such borrowings.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated to be $30,000. This amount includes payments to be made to counsel and Dominion Resources Services, Inc.

Item 3. Applicable Statutory Provisions.

Sections 6(a), 7, 9, 10, 12(b) and 12(f) of the Act and Rules 43, 45 and 54 under the Act are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

In addition to the citations with respect to the CNG Money Pool given above, system-wide money pools have been authorized for other registered holding company systems. See The National Grid Group plc, HCAR No. 27154 (March 15, 2000); National Fuel Gas Company, HCAR No. 26847 (March 20, 1998); Conectiv, Inc., HCAR No. 26833 (February 26, 1998); and NiSource, Inc. et al., HCAR No. 27479 (December 19, 2001).

Item 4. Regulatory Approvals.

The Pennsylvania Public Utility Commission has jurisdiction over transactions with the DRI Money Pool by The Peoples Natural Gas Company. The West Virginia Public Service Commission has jurisdiction over transactions with the DRI Money Pool by Hope Gas, Inc. No other state commission and no other Federal commission has jurisdiction of the proposed transactions.

Item 5. Procedure.

It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

(a) Exhibits

A-1	List of Account A and Account B participants.
A-2	Form of DRI Money Pool agreement.
D-1.1	Application to Pennsylvania Public Utility Commission.
D-1.2	Order of the Pennsylvania Public Utility Commission.
D-2.1	Application to West Virginia Public Service Commission.
D-2.2	Order of the of West Virginia Public Service Commission.
F-1	Legal Opinion
H	Proposed form of Federal Register notice

(b) Financial Statements

Financial statements are not submitted with respect to the authorizations requested herein due to the nature and immaterial effect thereof on DRI's financial statements on a consolidated basis. However, DRI will furnish any financial information that the Commission shall request.

Item 7. Information as to Environmental Effects.

The authorizations requested herein do not involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq. The only federal actions pertain to the Commission's approval of this Application-Declaration seeking authorization to engage in certain financing and managerial activities under the 1935 Act. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.
By: James F. Stutts
/s/ James F. Stutts Vice President and General Counsel
DOMINION ENERGY, INC.
ELWOOD ENERGY, LLC
DOMINION RESERVES, INC.
DOMINION OHIO ES, INC.
DOMINION RESOURCES SERVICES, INC.
DOMINION ALLIANCE HOLDING, INC.
ELWOOD II HOLDINGS, LLC
ELWOOD III HOLDINGS, LLC
KINCAID GENERATION, LLC
DT SERVICES, INC.
DOMINION METERING SERVICES, INC.
DOMINION ENERGY TECHNOLOGIES, INC.
CONSOLIDATED NATURAL GAS COMPANY
CNG COAL COMPANY
CNG INTERNATIONAL CORPORATION
DOMINION IROQUOIS, INC.
CNG PIPELINE COMPANY
CNG POWER SERVICES CORPORATION
DOMINION EXPLORATION & PRODUCTION, INC.
DOMINION PRODUCTS AND SERVICES, INC.
DOMINION RETAIL, INC.
DOMINION FIELD SERVICES, INC.
DOMINION MEMBER SERVICES, INC.
DOMINION TRANSMISSION, INC.
THE EAST OHIO GAS COMPANY
HOPE GAS, INC.
THE PEOPLES NATURAL GAS COMPANY
CNG MAIN PASS GAS GATHERING CORPORATION
CNG OIL GATHERING CORPORATION
DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.
DOMINION GREENBRIER, INC.
DOMINION NATURAL GAS STORAGE, INC.
DOMINION TECHNICAL SOLUTIONS, INC.

By: Sharon L. Burr
/s/ Sharon L. Burr Their Attorney

Dated December 23, 2002

Exhibit A-1

ACCOUNT A PARTICIPANTS

The East Ohio Gas Company

Hope Gas, Inc.

The Peoples Natural Gas Company

ACCOUNT B PARTICIPANTS

Dominion Energy, Inc.

Elwood Energy, LLC

Dominion Reserves, Inc.

Dominion Ohio ES, Inc.

Dominion Resources Services, Inc.

Dominion Alliance Holding, Inc.

Elwood II Holdings, LLC

Elwood III Holdings, LLC

Kincaid Generation, LLC

DT Services, Inc.

Dominion Metering Services, Inc.

Dominion Energy Technologies, Inc.

CNG International Corporation

Dominion Iroquois, Inc.

CNG Pipeline Company

CNG Power Services Corporation

Dominion Exploration & Production, Inc.

Dominion Products and Services, Inc.

Dominion Retail, Inc.

Dominion Field Services, Inc.

Dominion Transmission, Inc.

CNG Main Pass Gas Gathering Corporation

CNG Oil Gathering Corporation

Dominion Oklahoma Texas Exploration & Production, Inc.

Dominion Greenbrier, Inc.

Dominion Natural Gas Storage, Inc.

Dominion Technical Solutions, Inc.

Exhibit A-2

DOMINION RESOURCES, INC.
AND PARTICIPATING SUBSIDIARIES

AGREEMENT REGARDING THE
OPERATION OF, AND PARTICIPATION IN,

THE DOMINION SYSTEM MONEY POOL

WHEREAS, Dominion Resources, Inc. ("DRI") has provided and/or arranged for the short-term financing needs of itself and its subsidiary companies ("DRI System" or "System") from time to time;

WHEREAS, the Securities and Exchange Commission ("Commission"), in its order dated December __, 2002, Release No. 35-_____, has authorized DRI to arrange for, and coordinate, the short-term cash borrowing needs and investment of excess short-term cash reserves of itself and certain of its subsidiary companies on an intercompany pooled basis through the DRI System Money Pool ("DRI Money Pool");

WHEREAS, Consolidated Natural Gas Company ("CNG"), a registered holding company subsidiary of DRI, may be a lender to, but not a borrower from, the DRI Money Pool, and

WHEREAS, the DRI Money Pool will be administered by Dominion Resources Services, Inc. ("DRI Services");

NOW, THEREFORE, DRI, each of the undersigned DRI subsidiaries, CNG and DRI Services, have signed this Agreement to set forth the terms of the operation of the DRI Money Pool, and the participation therein of DRI and CNG (as lenders to the DRI Money Pool), the administration thereof by DRI Services, and the participation therein of each of the undersigned DRI subsidiaries other than CNG (as lenders to and/or borrowers from the DRI Money Pool, each a "Participant") and those subsidiaries that shall subsequently become Participants therein by signing this Agreement or an amendment hereto.

ARTICLE I
GENERAL

1. Only subsidiaries of DRI, except CNG, can be Participants in the DRI Money Pool.

2. DRI Services hereby undertakes to operate the DRI Money Pool on behalf of the Participants. DRI Services undertakes to maintain a list of each Participant in the DRI Money Pool. Exhibit A is a list of the Participants as of the date of this Agreement.

3. This Agreement shall be subject to the provisions of the Public Utility Holding Company Act of 1935, as it may be amended from time to time (the "Act"), any Rules promulgated under the Act, and any Orders issued from time to time by the Commission under the Act.

4. Upon payment of all outstanding loans from or deposits of Surplus Cash to the DRI Money Pool, accrued interest, and its allocable share of fees to DRI Services, any Participant may terminate its participation in the DRI Money Pool pursuant to this Agreement at any time.

5. All references herein to a public utility company mean a "public-utility company" as defined in Section 2(a)(5) of the Act

6. Funds in the DRI Money Pool will be held in two separate accounts - one for public utility company Participants ("Account A") and another for the Participants which are not public utility companies ("Account B"). Account A funds will not be loaned to non-public utility company Participants. A list of the Account A and Account B Participants is attached as Exhibit A.

7. This Agreement sets forth the procedures regarding the operation of the DRI Money Pool and the methods for each Participant to receive loans from the DRI Money Pool or to deposit excess cash reserves ("Surplus Cash") in the Money Pool under Account A and Account B for use by the Participants.

ARTICLE II
BORROWINGS, DEPOSITS

1. Subject to any individual maximum borrowing limit that may be imposed by DRI, in its sole discretion, from time-to-time, and further subject to any limits that may be imposed on a consolidated System basis and have an effect on an individual Participant's borrowing limit, and further subject to any Orders issued from time to time by the Commission under the Act, each Participant shall be entitled, on request, to borrow from the DRI Money Pool various amounts in $1,000 increments ("Loans"), and for such period as determined by the Participant.

2. Loans from the DRI Money Pool shall be made in the form of open account advances. Open account advances are repayable not more than one year from the date of the first advance.

3. Loans are payable on demand, may be prepaid without premium or penalty, and bear interest, payable monthly.

4. All Loans by a Participant from the DRI Money Pool shall be evidenced by book entries.

5. If any Participant has Surplus Cash in excess of its immediate needs, it may deposit such Surplus Cash in the DRI Money Pool under the appropriate Account A or Account B. DRI Services, as agent for the Participants, shall pool such Surplus Cash with all other funds available when determining the amount that must be borrowed from DRI or CNG from day to day.

6. Any Participant may withdraw funds contributed to the DRI Money Pool at any time.

7. All deposits of cash in the DRI Money Pool by DRI, CNG or deposits of Surplus Cash by a Participant shall be evidenced by book entries in the appropriate Account A and Account B and within the appropriate individual record for each Participant.

8. Each Participant agrees to keep DRI Services advised of its borrowing needs and/or Surplus Cash position. DRI Services shall utilize such information to determine the net borrowing needs or Surplus Cash position of the consolidated DRI System and coordinate borrowings from DRI or CNG to meet the net borrowing needs or arrange for the investment of Surplus Cash on behalf of the Participants.

ARTICLE III
DETERMINATION OF BORROWING RATES

1. DRI Services will calculate, on a daily basis, the interest rate ("Daily Rate") applicable to all Loans by Participants from the DRI Money Pool.

2. The Daily Rate on Loans from the DRI Money Pool shall equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are outstanding on the date of any outstanding Loan, then the interest rate shall be the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the rate on the prior business day.

3. The Daily Rate shall be applied to the aggregate principal amount of any Loan of a Participant that remains outstanding at the end of any day.

4. Anything herein to the contrary notwithstanding, the interest rate on any Account B funds loaned to an Account A Participant shall not exceed that rate pursuant to which such account A Participant could borrow from sources other than the DRI Money Pool.

ARTICLE IV
DETERMINATION OF DEPOSIT RATES

1. Subject to paragraph 3 below, all deposits of cash in the DRI Money Pool by DRI and CNG or deposits of Surplus Cash deposited in the DRI Money Pool by a Participant, shall earn interest at the Daily Rate as calculated by DRI Services pursuant to Article III.

2. The Daily Rate shall be applied to the aggregate principal amount of any deposit of Surplus Cash that remains in the DRI Money Pool at the end of any day.

3. If, at any time, there is more Surplus Cash deposited by Participants in the DRI Money Pool than is needed by other Participants (such increment of Surplus Cash to be referred to as "Excess Surplus Cash"), DRI Services, as Agent for the Participants that deposited such Excess Surplus Cash, shall invest such Excess Surplus Cash in instruments which are authorized temporary cash investments under the Investment Policy of DRI as set forth in Exhibit B hereto. All interest accrued on such investments shall be allocable to the Participants that deposited such Excess Surplus Cash in the DRI Money Pool.

ARTICLE V
RECORD OF CURRENT ACCOUNTS

1. DRI Services shall maintain a current daily accounting of all Loans from, or deposits of Surplus Cash in, the DRI Money Pool by each Account A Participant and each Account B Participant. Such accounting shall be maintained in electronic format and shall indicate the Daily Rate in effect from time to time.

2. Upon request, DRI Services shall provide any Participant copies of such current accounting.

ARTICLE VI
INTEREST PAYMENTS

1. All accrued and unpaid interest on all Loans from the DRI Money Pool shall be payable monthly by each Participant until the principal amount of the Loan has been fully repaid.

2. Accrued interest on all deposits in the DRI Money Pool by DRI, CNG or a Participant shall be disbursed to the appropriate party on a monthly basis. DRI Services shall be entitled to apply any such interest payable against any outstanding interest receivable that may be due for Loans that may have been outstanding by a Participant at other times during that month.

ARTICLE VII
AVAILABILITY OF FUNDS TO PARTICIPANTS

1. Based on the individual funding requirements communicated by each Participant to DRI Services from time to time, DRI Services shall endeavor to arrange borrowings from DRI so that the funding requirements of each Participant may be fully satisfied.

2. DRI and CNG may not borrow any funds from the DRI Money Pool. DRI and CNG, however, shall have the right to withdraw funds it has deposited in the DRI Money Pool to the extent such funds are no longer needed to cover the borrowing needs of subsidiary Participants.

3. In providing funds to DRI Money Pool Participants, DRI and CNG will give preference to the needs of Account A Participants.

ARTICLE VIII
REPAYMENT OF LOANS

1. All Loans are payable upon demand by DRI Services.

2. Each Participant shall have the right at any time to fully repay to the Money Pool any outstanding Loan.

ARTICLE IX
TERM, GOVERNING LAW

1. Subject to any Participant's individual right to terminate participation under this Agreement as set out in Article I, 5, this Agreement shall remain in effect until such date as may be approved by DRI, DRI Services and each Participant.

2. Notwithstanding the termination of participation in the DRI Money Pool by any Participant, this Agreement shall remain in effect with respect to all other Participants.

3. This Agreement may be amended or superseded at any time, by a written instrument signed by DRI, CNG, DRI Services and each Participant.

4. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia.

IN WITNESS WHEREOF, the parties have hereunto executed this Agreement as of December __ , 2002.

DOMINION RESOURCES, INC.

By:______________________

Its:_____________________

CONSOLIDATED NATURAL GAS COMPANY

By:______________________

Its:__

DOMINION RESOURCES SERVICES, INC.

By:______________________

Its:_____________________

(PARTICIPANTS)

_________________________

By:_____________________

Its:____________________

EXHIBIT A
to DRI Money Pool
Agreement

DOMINION SYSTEM
MONEY POOL

Participants as of December __, 2002:

ACCOUNT A PARTICIPANTS

The East Ohio Gas Company

Hope Gas, Inc.

The Peoples Natural Gas Company

ACCOUNT B PARTICIPANTS

Dominion Energy, Inc.

Elwood Energy, LLC

Dominion Reserves, Inc.

Dominion Ohio ES, Inc.

Dominion Resources Services, Inc.

Dominion Alliance Holding, Inc.

Elwood II Holdings, LLC

Elwood III Holdings, LLC

Kincaid Generation, LLC

DT Services, Inc.

Dominion Metering Services, Inc.

Dominion Energy Technologies, Inc.

CNG International Corporation

Dominion Iroquois, Inc.

CNG Pipeline Company

CNG Power Services Corporation

Dominion Exploration & Production, Inc.

Dominion Products and Services, Inc.

Dominion Retail, Inc.

Dominion Field Services, Inc.

Dominion Transmission, Inc.

CNG Main Pass Gas Gathering Corporation

CNG Oil Gathering Corporation

Dominion Oklahoma Texas Exploration & Production, Inc.

Dominion Greenbrier, Inc.

Dominion Natural Gas Storage, Inc.

Dominion Technical Solutions, Inc.

EXHIBIT B
to DRI Money Pool
Agreement

AUTHORIZED TEMPORARY CASH INVESTMENTS UNDER SECTION III OF THE
INVESTMENT POLICY OF DOMINION RESOURCES, INC.

The following list represents the types of securities and the qualifications specific to each that are authorized to be purchased for the Company's account.

(A) U.S. Government Securities

(1) Securities issued by the U. S. Treasury may be purchased. This includes Bills, Notes and Bonds.

(2) Maximum maturity shall be one year.

(B) U. S. Government Agencies

(1) Securities of the following government agencies may be purchased:

Federal National Mortgage Association

Government National Mortgage Association

Federal Home Loan Banks

Federal Land Banks

Federal Home Loan Mortgage Corporation

Federal Intermediate Credit Banks

(2) Maximum maturity shall be one year.

(C) Certificates of Deposit

(1) May purchase CDs issued by any bank headquartered in the United States meeting the following qualifications:

(a) Total assets must rank in the top 50 domestic bank universe.

(b) The bank must have a short-term debt rating no less than 'A-1' , 'P-1' by Standard & Poor's and Moody's, respectively.

(2) Maximum maturity shall be one year.

(D) Banker's Acceptances

(1) May purchase BAs issued by any bank headquartered in the United States meeting the following qualifications:

(a) Total assets must rank in the top 50 domestic bank universe.

(b) The bank must have a short-term debt rating no less than 'A-1' , 'P-1' by Standard & Poor's and Moody's, respectively.

(2) May purchase BAs issued by a non-U.S. bank meeting the following qualifications:

(a) Total assets must rank in the top 25 worldwide bank universe.

(b) The Thomson BankWatch, Inc. quality rating must be 'A/B' or better.

(3) Maximum maturity shall be one year.

(E) Eurodollar Certificates of Deposit and Eurodollar Time Deposits

(1) May purchase Eurodollar CDs and Eurodollar Time Deposits issued by the London, Nassau or Cayman branches of any bank headquartered in the United States meeting the following qualifications:

(a) Total assets must rank in the top 50 domestic bank universe.

(b) The bank must have a short-term debt rating no less than 'A-1' , 'P-1' by Standard & Poor's and Moody's, respectively.

(2) May purchase Eurodollar CDs and Eurodollar Time Deposits issued by any non-U.S. bank meeting the following qualifications:

(a) Total assets must rank in the top 25 worldwide bank universe.

(b) The bank must have a short-term debt rating no less than 'A-1' , 'P-1' by Standard & Poor's and Moody's, respectively.

(3) Maximum maturity shall be one year.

(F) Commercial Paper

(1) May purchase CP from any issuer which has a short-term debt rating no less than 'A-1' , 'P-1' by Standard & Poor's and Moody's, respectively.

(2) Maximum maturity shall be 270 days.

(G) Repurchase Agreements

(1) May purchase Repos from any domestic bank that has met the criteria in C, above.

(2) May purchase Repos from any of the following securities firms:

J. P. Morgan , Securities, Inc.	Merrill Lynch
Morgan Stanley & Co.	Bank of America Securities
Credit Suisse-First Boston	Wachovia Capital Markets, Inc.
First Union Capital Markets, Inc.	Salomon-Smith Barney.
Goldman Sachs & Co.	SunTrust Capital Markets, Inc.

(3) Collateral to be accepted in a repurchase agreement must meet the following criteria:

(a) Consist of securities that meet or exceed quality guidelines to qualify for actual purchase. (Exception: No maximum maturity will apply to underlying collateral.)

(b) Market value of the underlying collateral must equal or exceed the principal amount of the repurchase agreement.

(4) Maximum maturity shall be two weeks or 10 business days.

(H) Tax-Exempt Commercial Paper

(1) May purchase tax-exempt CP from any issuer which has a short-term debt rating no less than 'A-1', 'P-1' by Standard & Poor's and Moody's, respectively.

(2) Maximum maturity shall be 270 days.

(I) Corporate Bonds

(1) May purchase bonds issued by any non-associate corporation whose long-term debt ratings are no less than 'A' or 'A2' by Standard & Poor's or Moody's, respectively.

(2) Investments shall be limited to securities which have one year or less remaining to maturity, or which can be tendered back to the issuer at par value one year or less from the date of purchase.

(J) Preferred Stock

(1) May purchase preferred stock from any non-associate issuer whose preferred stock ratings are no less than 'A' or 'a2' by Standard & Poor's or Moody's, respectively.

(2) Investments shall be limited to securities which have one year or less remaining to maturity, or which can be tendered back to the issuer at par value one year or less from the date of purchase.

(K) Money Market Funds

(1) May purchase money market funds whose portfolio composition consists of securities which meet or exceed quality guidelines to qualify for actual purchase.

EXHIBIT D-1.1

February 7, 2002

James McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, PA 17105-3265

Re: Affiliated Interest Agreement between The Peoples Natural
Gas Company d/b/a Dominion Peoples and Dominion Resources, Inc.; G-________

Dear Secretary McNulty:

The Peoples Natural Gas Company d/b/a Dominion Peoples (hereinafter "Dominion Peoples") hereby makes this filing pursuant to 66 Pa. C. S. Section 2101-2107 concerning relations with affiliated interests. In particular, Dominion Peoples is seeking approval of a financing arrangement with its affiliate, Dominion Resources, Inc. (hereinafter DRI) in which Dominion Peoples would be a participant in a money pool operated by DRI.

The proposed DRI Money Pool will allow Dominion Peoples to continue receiving the benefits it has been receiving since 1986 as a member of the CNG Money Pool. The CNG Money Pool is being eliminated and replaced by the DRI Money Pool. Like the CNG Money Pool, the DRI Money Pool will provide Dominion Peoples and other DRI subsidiaries with internal and external funds, and allow them to invest surplus funds in short-term money market instruments. The arrangement will also allow Dominion Peoples to continue to receive the benefits of lower short-term borrowing costs due to the elimination of banking fees, decreased reliance on external funding sources, and a mechanism to earn a higher return on interest from surplus funds that are loaned to other DRI subsidiaries. This agreement is also subject to approval by the Securities and Exchange Commission (SEC). The SEC filing related to this matter is attached hereto as "Exhibit A".

I have enclosed the original and four copies of this transmittal letter. Please date stamp and return to me one of the enclosed copies in the envelope provided. Thank you for your consideration of this matter.

Very truly yours,

Susan G. George

Enclosure

EXHIBIT D-1.2

APRIL 25, 2002

G-00020935

DOMINION RESOURCES SERVICES INC
ATTN: SUSAN G GEORGE
625 LIBERTY AVE
PITTSBURGH PA 15222

Re: G-00020935 - Affiliated Interest Agreement between The Peoples Natural Gas
Company d/b/a Dominion Peoples and Dominion Resources, Inc.

Dear Ms. George:

On February 11, 2002, The Peoples Natural Gas Company d/b/a Dominion Peoples ("Dominion Peoples") filed an Affiliated Interest Agreement with Dominion Resources, Inc. ("DRI"). This agreement is filed in accordance with the requirements of Section 2102(b) of the Public Utility Code, 66 Pa. C.S. Section 2102(b). On February 26, 2002, the Commission extended the period for consideration for this Agreement until further order of the Commission. The Agreement pertains to a Money Pool Agreement.

The purpose of the Agreement is to allow Dominion Peoples and other DRI subsidiaries to establish a pool of funds from which they can borrow on a short-term basis to continue receiving the benefits they have been receiving since 1986 as members of the Consolidated Natural Gas Company ("CNG") Money Pool. The CNG Money Pool is being eliminated and replaced by the DRI Money Pool. Dominion Peoples states that it is filing this Agreement as a result of the merger of CNG and DRI.

Upon review of the Company's filing, it does not appear that this filing is unreasonable or contrary to the public interest. Therefore, this filing is hereby approved. However, approval of this filing does not constitute a determination that such filing is consistent with the public interest, and that the associated costs or expenses are reasonable or prudent for the purposes of determining just and reasonable rates. Furthermore, the Commission's approval is contingent upon the possibility that subsequent audits, reviews, and inquiry, in any Commission proceeding, may be conducted, pursuant to 66 Pa. C.S. Section 2102, et seq.

In addition, this approval will apply only to the agreement(s), service(s), matters, and parties specifically and clearly defined under this instant filing as well as under any associated and previously filed filings.

Sincerely,

James J. McNulty Secretary

cc: Kerry Klinefelter, FUS
Janet Patrick, Secretary's Bureau

EXHIBIT D-2.1

 STATE OF WEST VIRGINIA
PUBLIC SERVICE COMMISSION
CHARLESTON

Case No. 02-_____________-G-PC

HOPE GAS, INC.
Petition for Approval of
Agreement Between Affiliates

PETITION OF HOPE GAS, INC. FOR CONSENT
AND APPROVAL OF A FINANCING ARRANGEMENT
WITH ITS AFFILIATE DOMINION RESOURCES, INC.

Hope Gas, Inc., dba Dominion Hope (hereinafter "Dominion Hope" or Petitioner") respectfully petitions the Commission for consent and approval to enter into a financing arrangement with its affiliate, Dominion Resources, Inc. (hereinafter, DRI) in which Dominion Hope would be a participant in a money pool operated by DRI. In support of this petition, Petitioner respectfully represents as follows:

1. The name and address of the Petitioner are:

Hope Gas, Inc., dba Dominion Hope
P. O. Box 2868
Clarksburg, WV 26302

2. The name and address of the affiliate are:

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

DRI is incorporated under the laws of the state of Virginia.

Petitioner is a wholly owned subsidiary of DRI. Waiver of the requirement to produce the certificate of incorporation of DRI is hereby requested since this information has already been provided to this Commission in recent filings. Additionally, since DRI is not subject to the jurisdiction of this Commission, production of this information would serve no discernable purpose.

3. The proposed financing arrangement is similar to the CNG Money Pool that was approved by this Commission at Case No. 86-261-G-PC by order dated June 25, 1986. The purpose of the proposed DRI Money Pool is to allow Dominion Hope to continue receiving the benefits it has received as a member of the CNG Money Pool, which is being eliminated and replaced by the DRI Money Pool. Like the CNG Money Pool, the DRI Money Pool will provide Dominion Hope and other DRI subsidiaries with internal and external funds, and allow them to invest surplus funds in short-term money market instruments. The arrangement will also allow Dominion Hope to continue to receive the benefits of lower short-term borrowing costs due to the elimination of banking fees, decreased reliance on external funding sources, and a mechanism to earn a higher return on interest from surplus funds that are loaned to other DRI subsidiaries. This agreement is also subject to approval by the Securities and Exchange Commission (SEC). The SEC filing related to this matter is attached hereto as "Exhibit A".

4. The financial condition of both Petitioner and DRI were recently reviewed in Dominion Hope's most recent base rate case, Case No. 01-0330-G-42T. Waiver of the requirement to produce information on the financial conditions of both Dominion Hope and DRI is hereby requested.

5. The proposed agreement will have no deleterious effect upon Petitioner's provision of natural gas service in West Virginia.

6. The prayer of the Petitioner should be granted since the proposed agreement (i) is fair and reasonable, (ii) gives neither party thereto an advantage over the other and (iii) is in the public interest. Furthermore, the benefits derived from this agreement will enable Petitioner to conduct its public utility business more efficiently.

WHEREFORE, Petitioner respectfully requests that the Commission grant its consent and approval to Dominion Hope's entering into the proposed Financing Arrangement; that notice and hearing be dispensed with; and that the Commission grant Dominion Hope such further authority in connection with this petition as may be just and proper.

Respectfully submitted, HOPE GAS, INC.

By_________________________________ Susan G. George, Esquire Managing Counsel Hope Gas, Inc. P. O. Box 2868 Clarksburg, WV 26302-2868 (304) 623-8679 West Virginia I.D. #7390

VERIFICATION

STATE OF WEST VIRGINIA )

)

COUNTY OF HARRISON, TO-WIT: )

Susan G. George, Managing Counsel for Hope Gas, Inc., dba Dominion Hope, the Petitioner in the foregoing document, being duly sworn, says that the facts therein contained are true, except so far as they are therein stated to be on information, and that so far as they are therein stated to be on information, she believes them to be true.

_________________________________

Affiant

Taken, sworn to, and subscribed before me this _____ day of ___________________, 2002.

My commission expires:________________________

___________________________________

EXHIBIT D-2.2

020141alj052002.wpd

PUBLIC SERVICE COMMISSION

OF WEST VIRGINIA

CHARLESTON

                         Entered: May 20, 2002

CASE NO. 02-0141-G-PC

HOPE GAS, INC., doing business as
DOMINION HOPE.
Petition for consent and approval
of a financing arrangement with
its affiliate, Dominion Resources,
Inc.

RECOMMENDED DECISION

      On February 11, 2002, Hope Gas, Inc., doing business as Dominion Hope (Petitioner or Hope), filed a petition for consent and approval of a financing arrangement with its affiliate, Dominion Resources, Inc. (DRI). The Petitioner asserted that the proposed financing arrangement between the two entities is similar to the CNG Money Pool that was approved by Commission Order dated June 25, 1986, in Case No. 86-261-G- PC. Hope is a wholly-owned subsidiary of DRI and requested a waiver of the requirement to produce the certificate of incorporation of DRI, because the required information has been previously provided to the Commission. The Petitioner asserted that its financial condition and that of DRI were reviewed by the Commission in Hope's most recent base rate case, Case No. 01-0330-G-42T. Hope requested a waiver of the requirement to produce the same information regarding the financial conditions of Hope and DRI in this case.

      The Petitioner asserted that approval of the petition would not have a deleterious effect upon its provision of natural gas service in West Virginia and that the petition should be granted since it is fair and reasonable; gives neither party undue advantage over the other; and is in the public interest. The Petitioner requested that any notice and hearing requirements be waived and that the Commission grant the petition and any further authority in connection with the petition as may be just and proper.

      On March 13, 2002, Staff filed its Initial Joint Staff Memorandum indicating that it was reviewing the financial arrangement and recommended that the matter be referred to the Division of Administrative Law Judges for disposition. Staff indicated that it would file its final recommendation upon completion of its investigation.

      By Order entered March 27, 2002, this matter was referred to the Division of Administrative Law Judges for a decision to be rendered on or before September 9, 2002.

      On May 2, 2002, Staff filed its Final Joint Staff Memorandum recommending that the Commission grant its consent and approval for Hope to enter into the financing agreement with DRI without specifically approving the terms and conditions of the agreement. Staff believes that public notice and hearing are not necessary and will not be of benefit to the public in this proceeding. Staff recommended approval of the Petitioner's request that it not be required to produce information related to its financial condition or DRI. Staff advised that the DRI Money Pool differs from the CNG Money Pool in that there is not a stated limit on the amount that can be borrowed and the DRI Money Pool allows only short-term loans.

      Based upon the foregoing, the Administrative Law Judge is of the opinion that the petition should be granted, pursuant to Staff's recommendation.

FINDINGS OF FACT

      1.      On February 11, 2002, Hope Gas, Inc., doing business as Dominion Hope, filed a petition for consent and approval of a financing arrangement with its affiliate, Dominion Resources, Inc. (See Petition).

      2.      The Petitioner requested waivers of the requirements to produce information related to its financial condition and the financial condition of DRI; to provide public notice and hold a hearing; and to produce a certificate of incorporation of DRI. (See Petition received February 11,

      3.      The Petitioner asserted 2002). that the petition is fair and reasonable; gives neither party undue advantage over the other; and is in the public interest. (See February 11, 2002 filings).

      4.      Commission Staff has recommended that the petition be granted, without specifically approving the terms and conditions of the agreement, and that the requested waivers be granted. (See Final Joint Staff Memorandum received May 2, 2002).

      5.      No objections or responses were filed within ten days of the filing of Staff's Final Joint Staff Memorandum, or as of the date of this Order. (See case file generally).

CONCLUSION OF LAW

      It is reasonable to approve the petition for consent and approval of a financing agreement between Hope Gas, Inc., doing business as Dominion Hope, and Dominion Resources, Inc., without specifically approving the terms and conditions of the agreement, as well as the requested waivers, pursuant to Staff's recommendation.

ORDER

      IT IS, THEREFORE, ORDERED that the petition filed on February 11, 2002, by Hope Gas, Inc., doing business as Dominion Hope, for consent and approval of a financing agreement between Hope Gas, Inc., doing business as Dominion Hope, and Dominion Resources, Inc., be, and hereby is, granted, without specifically approving the terms and conditions of the agreement.

      IT IS FURTHER ORDERED that the Petitioner's request for waivers of the filing of information related to the Petitioner's financial condition and the financial condition of DRI; public notice and hearing; and the filing of a certificate of incorporation of DRI, be, and hereby are, granted.

      IT IS FURTHER ORDERED that this matter be removed from the Commission's docket of open cases.

      The Executive Secretary is hereby ordered to serve a copy of this order upon the Commission by hand delivery, and upon all parties of record by United States Certified Mail, return receipt requested.

      Leave is hereby granted to the parties to file written exceptions supported by a brief with the Executive Secretary of the Commission within fifteen (15) days of the date this order is mailed. If exceptions are filed, the parties filing exceptions shall certify to the Executive Secretary that all parties of record have been served said exceptions.

      If no exceptions are so filed this order shall become the order of the Commission, without further action or order, five (5) days following the expiration of the aforesaid fifteen (15) day time period, unless it is ordered stayed or postponed by the Commission.

      Any party may request waiver of the right to file exceptions to an Administrative Law Judge's order by filing an appropriate petition in writing with the Secretary. No such waiver will be effective until approved by order of the Commission, nor shall any such waiver operate to make any Administrative Law Judge's Order or Decision the order of the Commission sooner than five (5) days after approval of such waiver by the Commission.

                                                      Susan A. Murensky
                                                 Administrative Law Judge

EXHIBIT F-1

December 23, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Statement on Form U-1 of Dominion Resources, Inc. (DRI) and certain of its subsidiaries listed on Exhibit A-1 attached thereto ("its subsidiaries")
(File No. 70-9967)

Ladies and Gentlemen:

I am familiar with the statement on Form U-1, as amended, referred to above relating to the proposal by DRI and its subsidiaries to request authority for the formation and operation of a money pool for itself.

I am of the opinion that DRI and its subsidiaries are validly organized and duly existing as corporations under the laws of the State of Delaware, in the case of DRI and, in the case of its subsidiaries, the laws of any other state in which any of them is incorporated; and in the event that the proposed transactions are consummated in accordance with such statement on Form U-1 and the Securities and Exchange Commission's order:

(a) all state laws applicable to the proposed transactions by DRI and its subsidiaries will have been complied with; and

(b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by DRI or any associate company thereof.

I hereby consent to the use of this opinion in connection with the above-referenced statement of Form U-1.

Very truly yours,

/s/ Sharon L. Burr Sharon L. Burr Senior Counsel

Exhibit H

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. / , 2002

_________________________________________

:
In the Matter of	:
:
DOMINION RESOURCES, INC., ET AL.	:
120 Tredegar Street	:
Richmond, Virginia 23219	:
:
(70- ):	:
:

________________________________________

NOTICE OF PROPOSED MONEY POOL

Dominion Resources, Inc. ("DRI"), a registered holding company; Consolidated Natural Gas Company ("CNG"), a registered holding company subsidiary of DRI, each at 120 Tredegar Street, Richmond, VA 23219, and the following subsidiaries of DRI (the "DRI Subsidiaries") Dominion Energy, Inc., Elwood Energy LLC, Dominion Reserves, Inc., Dominion Ohio ES, Inc., Dominion Resources Services, Inc., Dominion Alliance Holding, Inc., each at 120 Tredegar Street, Richmond, VA 23219; Elwood II Holdings, LLC and Elwood III Holdings, LLC, each at 21100 Noel Road, Elwood, IL 60421; Kincaid Generation, LLC, Box 260, Kincaid, IL 62540; DT Services, Inc., and Dominion Metering Services, Inc., each at 701 East Cary Street, Richmond, VA 23219; CNG International Corporation, Dominion Greenbrier, Inc., Dominion Natural Gas Storage, Inc., each at 120 Tredegar Street, Richmond, Virginia 23219; CNG Power Services Corporation, Dominion Products and Services, Inc., Dominion Retail, Inc., Dominion Member Services, Inc., The Peoples Natural Gas Company, Dominion Tower, each at 625 Liberty Avenue, Pittsburgh, PA 15222; Dominion Exploration & Production, Inc., CNG Coal Company, CNG Pipeline Company, CNG Main Pass Gas Gathering Corporation, CNG Oil Gathering Corporation, Dominion Oklahoma Texas Exploration & Production, Inc., each at Four Greenspoint Plaza, 16945 Northchase Drive, Houston, TX 77060; Dominion Transmission, Inc., Dominion Iroquois, Inc., Dominion Field Services, Inc., each at 445 West Main Street, Clarksburg, WV 26301; Hope Gas, Inc., 347 West Main Street, Clarksburg, WV 26301; and The East Ohio Gas Company, 1717 E. Ninth Street, Cleveland, OH 44114; have filed with the Commission an Application-Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act"), designating Sections 12(b) and 12(f), and Rules 43, 45 and 54 promulgated thereunder as applicable to the proposed transactions.

The applicants seek authority to form and operate through December 31, 2005 a DRI money pool ("DRI Money Pool") in which DRI, CNG and the DRI Subsidiaries would participate. A CNG Money Pool currently authorized by the Commission would be terminated.

Participants will invest their surplus funds in the DRI Money Pool, and the DRI Subsidiaries will borrow funds from the DRI Money Pool. Neither DRI nor CNG will borrow from the DRI Money Pool, but will be the ultimate provider of funds to the DRI Money Pool as needed. Dominion Resources Services, Inc. will administer the Money Pool on an "at cost" basis.

The purpose of the DRI Money Pool would be similar to that of the CNG Money Pool, that is to provide the DRI Subsidiaries with internal and external funds and to invest surplus funds of DRI and the DRI Subsidiaries in short-term money market instruments. The DRI Money Pool will offer the DRI Subsidiaries lower short-term borrowing costs due to the elimination of banking fees, a mechanism to earn a higher return on interest from surplus funds that are loaned to other DRI Subsidiaries, and decreased reliance on external funding sources.

Funds not required by the DRI Money Pool to make loans (with the exception of funds required to satisfy the DRI Money Pool's liquidity needs) would ordinarily be invested in one or more short-term investments including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, (ii) commercial paper, (iii) certificates of deposits, (iv) bankers' acceptances, (v) repurchase agreements, (vi) tax exempt notes, and (vii) other investments that are permitted by Section 9(c) of the Act and Rule 40.

The daily interest rate on loans from the DRI Money Pool and on all deposits of cash in the money pool will equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are outstanding on the date of any outstanding loan , then the interest rate will be the Federal Funds's effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will the rate on the prior business day.

The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the DRI Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the DRI Money Pool.

Each participant receiving a loan through the DRI Money Pool would be required to repay the principal amount of the loan, together with all interest accrued thereon, on demand. Interest on outstanding loans would be paid to the DRI Money Pool monthly. All loans made through the DRI Money Pool could be repaid by the borrower without premium or penalty.

All terms and conditions governing the operations of, and the participation by DRI, CNG and the DRI Subsidiaries in, the DRI Money Pool will be contained in a written agreement.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by February , 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on DRI at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application-Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility
Regulation, pursuant to delegated authority.

Jonathan G. Katz
Secretary